September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (972) 673-2150
Mr. Gareth Roberts
5100 Tennyson Parkway
Suite 1200
Plano, Texas 75024

> **Re: Denbury Resources, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2007**
> **File No. 01-12935**

Dear Mr. Roberts:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Mr. Gareth Roberts
Denbury Resources, Inc.
September 26, 2007
page 2

Compensation of Directors, page 16

  Directors' Compensation Table, page 17

  1.   Disclose the aggregate amount of equity awards outstanding at fiscal year end for
        each director. See Instruction to Item 402(k)(iii) and (iv) of Regulation S-K.

  Executive Compensation, page 22

  Compensation Discussion and Analysis, page 22

  Objectives and Philosophy, page 22

  Base Salaries, page 25

  2.   It appears the committee gives consideration to "individual performance . . .
        position and responsibility and [an] executive's experience and expertise" in
        making compensation decisions. Please provide a more detailed discussion of
        how the Committee assessed these qualitative factors and how it resulted in the
        actual compensation for 2006. See Item 402(b)(1)(v) of Regulation S-K.

  Targeted Compensation, page 23

  3.   You indicate that the committee targets base salary at the median relative to the
        peer group and that you target total compensation at a higher rate relative to the
        peer group. On page 25, you state that the 2007 salaries would be "roughly" in
        line with the projected base salaries of the peer group. Please disclose the actual
        percentiles for total compensation, and each benchmarked element of
        compensation, in 2006. To the extent actual pay fell outside the targeted goal or
        percentile, please explain why. See Item 402(b)(1)(v).

  4.   Your disclosure indicates that you award bonus amounts on a largely subjective
        basis yet you also indicate that the committee considers achievement of
        predetermined goals. For example, on pages 26-27, you describe what appear to
        be the categories of financial and operational measures the committee considered
        in determining 2006 bonuses but you omit disclosure of the actual performance
        objectives established within each category. Please disclose the qualitative and
        quantitative goals and targets that you used to establish bonus compensation. See
        Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that such
        disclosure is not required because it would result in competitive harm such that
        you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-
        K, please provide a detailed supplemental analysis supporting your conclusion
        and provide appropriate disclosure under Instruction 4.

2007 Long-term awards and performance-based shares, page 30

5.   Please refer to Item 402(b)(1)(v) of Regulation S-K. If material to a complete understanding of the performance criteria used in awarding performance shares, please discuss in appropriate detail the other "discretionary factors" that the committee considers when determining to reduce the number of performance based shares earned. Also, clarify whether such discretion can be used to increase the amount of shares otherwise earned and if so, disclose the percentage or amount of the increase.

Change of Control and Severance Benefits, page 33

6.   In accordance with Item 402(j)(1) of Regulation S-K, please provide the quantitative information for amounts payable upon each of the triggering events, *i.e.*, termination for cause, without cause, or upon death or disability. In addition, please discuss how you determined the appropriate payment and benefit levels. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Grants of Plan-Based Awards, page 38

7.   Please disclose whether dividends are paid on the restricted stock awards in accordance with Item 402(e)(1)(iii) of Regulation S-K.

Outstanding Equity Awards at December 31, 2006, page 19

8.   Although the footnotes set forth the vesting schedule of the equity awards, without disclosure of the grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor